Mail Stop 3561

February 17, 2010

Via Fax & U.S. Mail

Mr. Donnie Smith
Chief Executive Officer
Tyson Foods Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

      **Re:    Tyson Foods Inc.**
              **Form 10-K for the year ended October 3, 2009**
              **Filed November 23, 2009**
              **File No. 1-14704**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis
Critical Accounting Estimates
Impairment of goodwill and other intangible assets

1. We note from your disclosure that while estimating the fair value of your Beef and Chicken reporting units, you assumed operating margins in future years in excess of the annual margins realized in the most recent year. In addition, you disclose that the fair value estimates for these reporting units assumed normalized operating margin assumptions and improved operating efficiencies based on long-term expectations and operating margins realized in the beef and chicken industries. You also indicate that if actual results are not consistent with your estimates and assumptions used to calculate fair value, you may be required to perform the second step of the impairment testing. It appears that similar disclosure has been made in each of the most recent three reporting periods. In light of the above, the goodwill impairment charges of $560 million recognized during the most recent fiscal year and the significance of your goodwill balance as of October 3, 2009, please tell us and revise your goodwill critical accounting estimate disclosure in future filings to discuss whether any of your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting until that is at risk of failing step one:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe material goodwill exists at any of your reporting unit is at risk of failing step one or that no reporting units are at risk, please specifically state so.

Note 23. Contingencies

2. We note your disclosure regarding the fact that you believe the probability of a material loss beyond the amounts accrued to be remote. You further disclose that the ultimate liability for these matters is uncertain, and an adverse outcome could have a material effect on the consolidated condition or results of operations. However, please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the

provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and that you will revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

## Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact the undersigned at (202) 551-3750 with any other questions.


Sincerely,


Linda Cvrkel
Branch Chief

Via Fax: Dennis Leatherby, CFO
       (479) 757-6514